THE LACLEDE GROUP, INC.
720 OLIVE STREET
SAINT LOUIS, MISSOURI 63101

STEVEN P. RASCHE
Senior Vice President,
Finance and Accounting

February 22, 2013

SUBMITTED VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporate Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Laclede Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 19, 2012
File No. 001-16681

Dear Mr. Mew:

The Laclede Group, Inc. (“Laclede” or “the Company”) has received your February 11, 2013 letter on behalf of the Securities and Exchange Commission Division of Corporate Finance, regarding the disclosure in Note 15. Commitments and Contingencies of Laclede's Form 10-K for the Fiscal Year ended September 30, 2012 filed on November 19, 2012. Your letter sets forth the following comment:

Note 15. Commitments and Contingencies, page 89

Contingencies, page 89

1.
We note in 2005 an outside consultant completed an analysis of your MGP sites to determine future expenditures to remediate these sites. Please explain whether a more recent analysis has been performed and whether the range of possible future expenditures is intended to satisfy the disclosure requirements of ASC 450-20-50-4. Furthermore, so that we can better understand, please explain and support whether you have accrued environmental liabilities associated with the remediation costs. If so,

Mr. Andrew Mew
February 22, 2013

please tell us your consideration for disclosing this information. We refer you to ASC 410-30-50-10.

In response, Laclede states the following:

(1)
The 2005 analysis of the future expenditures to remediate Laclede Gas Company's three manufactured gas plant (“MGP”) sites identified in Form 10-K is the most recent analysis that has been performed. Since the time the analysis was completed, there have been no developments related to these sites that would materially change the Company's potential exposure. Moreover, as detailed in the Company's disclosures in Note 15, subsequent developments at these sites have only served to reduce or mitigate the Company's overall exposure to possible losses.

(2)
The range included in Note 15 is intended to satisfy the disclosure requirements of ASC 450-20-50-4, which require disclosure of an estimate of a possible loss or range of loss where there is at least a reasonable possibility that a loss may have been incurred. Management believes that the range disclosed in its filing represents a reasonable estimate of potential future exposure based on the best available information, as described above.

(3)
Pursuant to ASC 450-20-25-2, estimated losses from a loss contingency shall be accrued and charged to income if both of the following two conditions are met: (a) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (b) the amount of loss can be reasonably estimated. Laclede management concluded that, in the case of the former MGP sites identified in its Form 10‑K, it is at least reasonably possible, but not probable, that liabilities exist associated with remediating those MGP sites at the time Form 10-K was filed. The specific facts and circumstances applicable to each of Laclede's three identified MGP sites are identified in its Form 10-K and support management's conclusions that it is not probable that a liability has been incurred. Accordingly, no accrual has been made for possible losses associated with those sites at September 30, 2012.

In accordance with ASC 450-20-50-3, Laclede management has disclosed the MGP-related contingencies in its Form 10-K. Also, in accordance with ASC 450-20-50-4, Laclede's Form 10-K disclosure concerning the former MGPs fully explains the nature of the contingencies and has provided an estimate of the possible range of losses. The City of St. Louis is conducting remediation activity at one of the sites, as noted in Laclede's Form 10-K, but Laclede did not and does not expect to experience any losses related to such activities at this site. Laclede has also considered the guidance in ASC 410-30-50-10, which indicates that the disclosures in this paragraph are encouraged, but not required. The Company believes that its disclosures in its Form 10-K nonetheless address the items that are applicable to its MGP sites.

Mr. Andrew Mew
February 22, 2013

Based on the foregoing, Laclede management believes that the disclosures in its Form 10-K are in compliance with the requirements of ASC 450 and ASC 410. Further, as requested in your letter, Laclede acknowledges that:

◦	The Company is responsible for the adequacy and accuracy of the disclosure in the filing

◦	Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filing

◦	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter, but if any items require clarifications, please contact me at the phone number listed above or, in my absence, Mary Kullman, Senior Vice President and Chief Administrative Officer at 314-342-0503, if you have any further questions or comments.

Respectfully submitted,

/s/ Steven P. Rasche
Steven P. Rasche
Senior Vice President, Finance and Accounting

cc:	Mary Kullman, The Laclede Group, Inc.
Scott Stringer, SEC
Jason Niethamer, SEC